UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*

                   Under the Securities Exchange Act of 1934


                               (Amendment No. __)


                   International Commercial Television Inc.
                                (Name of Issuer)

                         Common stock, $0.001 par value
                         (Title of Class of Securities)

                                   45927E104
                                 (CUSIP Number)

                               January 23, 2009
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)






                               (Page 1 of 7 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)


CUSIP No. 45927E104                13G                    Page 2 of 7 Pages

----------------------------------------------------------------------------
(1)	NAMES OF REPORTING PERSONS

		Praetorian Capital Management LLC (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		13-4223355


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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
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NUMBER OF      (5)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                     2,645,748
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                     2,645,748
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     2,645,748
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                     17.1%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                     IA
-----------------------------------------------------------------------------



CUSIP No. 45927E104                13G                    Page 3 of 7 Pages

----------------------------------------------------------------------------
(2)	NAMES OF REPORTING PERSONS

		Praetorian Offshore Ltd. (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		98-0465606


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                     2,645,748
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                     2,645,748
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     2,645,748
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                     17.1%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                     OO
-----------------------------------------------------------------------------



CUSIP No. 45927E104                 13G                    Page 4 of 7 Pages

Item 1(a).     Name of Issuer:

       The name of the issuer is International Commercial Television Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

       The Issuer's principal executive offices are located at: 10245 Sunrise Place NE, Bainbridge Island, WA 98110.

Item 2(a).     Name of Person Filing:

This statement is filed on behalf of Praetorian Capital Management LLC (the "Management Company") a Delaware limited liability company, and Praetorian Offshore Ltd. ("PO Ltd."), a Cayman Islands exempted company (the "Fund") (collectively, the Management Company and the Fund are the "Reporting Person"). The Management Company serves as investment manager or advisor to the Fund with respect to the shares of Common Stock directly owned by the Fund. The Management Company makes the investment and voting decisions on behalf of the Fund but owns no direct investments in the securities of the Issuer. The Fund directly owns the shares of the Common Stock of the Issuer but does not make any decisions as to voting or buying or selling shares of the Issuer. The Management Company formerly served as the investment manager or advisor to Praetorian Institutional Offshore Ltd. ("PIO Ltd."), a Cayman Inlands exempted company that closed as of December 31, 2008 (the "Former Fund").

As of December 31, 2008, the Former Fund was closed and its assets are in the process of being distributed out to the underlying investors in the Former Fund via in-kind distributions. Investors owning approximately 47% of the assets in the Former Fund chose to redeem their investment in the Former Fund via in-kind distributions. Investors owning approximately 53% of the assets in the Former Fund chose to transfer their investment from the Former Fund to the Fund.

As of December 31, 2008, certain investors in the Fund (representing approximately 33% of the assets held by the Fund prior to the additions from the Former Fund investors) choose to withdraw their investment in the Fund via in-kind distributions. The combination of the redeeming investors from the Former Fund and the redeeming investors from the Fund are collectively the "Redeeming Investors."

Our last filing related to this Issuer was on Schedule 13D. Since our ownership percentage is now below 20%, the shares that were originally purchased were done so in the ordinary course of business, and we do not plan to attempt to change or influence the control of the issuer, we are now filing on Schedule 13G.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Management Company is:
1000 South Pointe Drive, Suite 2304, Miami Beach, FL  33139

Item 2(c).     Citizenship:

Management Company:  Delaware
Praetorian Offshore Ltd.:  Cayman Islands



CUSIP No. 45927E104                 13G                    Page 5 of 7 Pages

Item 2(d).     Title of Class of Securities:
Common Stock, $0.001 par value (the "Common Stock")

Item 2(e).  CUSIP Number:  45927E104

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ]  Broker or dealer registered under Section 15 of the Act,
     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e) [ ]  Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
Company Act of 1940,
     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.   Ownership.

       (a)	Amount beneficially owned:
As of the date hereof, the Reporting Person is the beneficial owner of 2,645,748 shares of Common Stock. Praetorian Capital Management LLC acts as the management company to Praetorian Offshore Ltd., which beneficially owns 2,645,748 shares of Common Stock. As such, Praetorian Capital Management LLC is deemed to beneficially own 2,645,748 shares of Common Stock. As required under the SEC's regulations, the number of shares owned includes 970,591 shares of Common Stock which may be acquired under Warrant Agreements between the Issuer and the Reporting Person. The percentages set forth in this Schedule 13G are calculated based on the 14,465,912 shares of Common Stock outstanding as of August 14, 2008, as set forth in the Company's Form 10-Q for the quarter ended June 30, 2008. If the 970,591 warrants to purchase common shares were exercised, the total number of shares outstanding would be 15,436,503, and it is that number of shares outstanding that was used in the calculation of ownership percentage.

The shares that may be acquired under the warrant agreements have not yet been purchased, and there is no plan to acquire such shares in the immediate future. Without the warrant shares, the number of shares owned is 1,675,157, which represents 11.6% of the 14,465,912 shares of common stock outstanding (where the number of shares outstanding does not include the shares represented by the warrants).



CUSIP No. 45927E104		13G                    Page 6 of 7 Pages

Item 4.   Ownership. (Continued)

       (a)	Amount beneficially owned: (Continued)

Since our last Schedule 13D filing dated October 1, 2008, through the date of this filing, the Reporting Person made the following transactions in the Common Stock of the Issuer:

December 31, 2008	   PIO Ltd. is distributing out 129,597 shares
                       to Redeeming Investors
December 31, 2008	   PIO Ltd. is transferring 147,038 shares
                       to PO Ltd.
December 31, 2008	   PO Ltd. is distributing out 754,898 shares
                       to Redeeming Investors
December 31, 2008	   PO Ltd. is receiving 147,038 shares
                       from PIO Ltd. via transfer

Since our last Schedule 13D filing dated October 1, 2008, through the date of this filing, the Reporting Person made the following transactions in the warrants to purchase Common Stock of the
Issuer:

December 31, 2008	   PIO Ltd. is distributing out 73,786 warrants
                       to Redeeming Investors
December 31, 2008	   PIO Ltd. is transferring 83,714 warrants
                       to PO Ltd.
December 31, 2008	   PO Ltd. is distributing out 438,123 warrants
                       to Redeeming Investors
December 31, 2008	   PO Ltd. is receiving 83,714 warrants
                       from PIO Ltd. via transfer


       (b)	Percent of class:
            17.1% beneficially owned by the Management Company.

       (c)	Number of shares as to which the person has:.
         (i)   Sole power to vote or direct the vote: -0-
	(ii)  Shared power to vote or direct the vote:  2,645,748
	(iii) Sole power to dispose or direct the disposition: -0-
	(iv)	 Shared power to dispose or direct the disposition:  2,645,748


Item 5-9
Not applicable.

Filing of this statement by the Reporting Persons shall not be deemed an admission that they beneficially own the securities reported herein as held in customer accounts. The Reporting Persons expressly disclaim beneficial ownership of all securities held in such customer accounts. Praetorian Offshore Ltd.'s ownership on behalf of its investors exceeds 5% of the outstanding Common Stock of the Issuer.










CUSIP No. 45927E104		13G                    Page 7 of 7 Pages

Item 10.  Certification.

       The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [X]


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  January 23, 2009



/s/ Harris B. Kupperman

Praetorian Offshore Ltd.
By:  Praetorian Capital Management LLC
Its: Investment Manager
By: Harris B. Kupperman
Its: President


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)